Sichenzia Ross Friedman Ference LLP
                  1065 Avenue of the Americas New York NY 10018
                 Tel 212 930 9700 Fax 212 930 9725 www.srff.com

                                  June 29, 2005

H. Roger Schwall, Assistant Director Division of Corporation Finance Securities and Exchange Commission 450 Fifth Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

     Re:    Cell Power Technologies, Inc.
            Form SB-2/A filed May 6, 2005
            File No. 333-120573

            Form 10-QSB/A filed May 6, 2005 for the period ended January 31, 2005 File No. 0-050062

            Response Letter dated May 5, 2005

Dear Mr. Schwall:

      This firm represents Cell Power Technologies, Inc. ("Cell Power" or the "Company") in the above-referenced matter. Enclosed for filing is Cell Power's Amendment No. 4 to its Form SB-2 for filing. Below, please find our responses to your May 20, 2005 comment letter:

General

      1. Consistent with the requirements of Item 310 of Regulation S-T, please ensure that each time an amendment to a filing is filed, that a version, marked to show all changes from the prior version, is also filed on EDGAR. In this regard, we note that no marked versions of the amended 10-QSB or SB-2 were filed on EDGAR. Please file such marked versions on EDGAR.

            Response

            We do not believe that we should re-file the previously amended 10-QSB and SB-2 as we believe such filings would only serve to confuse the investor. However, the amended 10-QSB and SB-2 filed on Edgar in response to this comment letter are marked to show changes to the prior version.

                                    Form SB-2

      2. We note your response to our prior comment 1 and your response to prior comment 6. You state that "management is currently unable to quantify the impact of material weaknesses on the Company's result of operations during any of the other reporting periods. . . " This response suggests that without the necessary information, there continues to be a degree of risk associated with respect to the royalty revenue information recorded. In light of the significance of royalty revenue to your operations, it is not apparent why you would not include a risk factor that addresses the material weakness related to such royalty revenue. Further, the remedial or corrective actions you reference have yet to be fully implemented or tested. Until such corrective actions are in place and working properly, it would appear that a risk factor that addresses the material weakness is warranted. Consequently, we reissue our comment 1.

             Response

             We have revised the Form SB-2 to include a risk factor discussing the material weakness. Please be advised that the third party that provides the Company with its royalty reports has agreed to do so on a monthly basis. As a result, the Company received the royalty reports on a monthly basis for the quarter ended April 30, 2005 and filed its Form 10-QSB for the quarter ended April 30, 2005 including such information on June 20, 2005.

            Form 1O-QSB/A for the period ended January 31, 2005

Item 3, Controls and Procedures

      3. We have reviewed your response to our prior comment 5 and the revised disclosure in the 10-QSB. We do not agree that you have provided a conclusion regarding the effectiveness of disclosure controls and procedures. You state in your response letter that "management believes that the Company's disclosure controls and procedures overall are effective" yet the disclosure in the 10-QSB fails to provide a specific conclusion regarding such beliefs. Revise the form l0-QSB to state explicitly whether or not management has concluded that disclosure controls and procedures were effective for the period covered by the report.

            Response

            We have revised the 10-QSB to state that management has concluded that its disclosure controls and procedures are effective for the period covered by the report.

      4. We note your response to comment 6(a). Please inform us specifically of whether or not Marcum & Kliegman advised the board of taking specific actions with respect to the reporting of royalty data during the fourth quarter. In what month did the company commence corrective actions to address the deficiency? What corrective actions were instituted if any, at this time, and what were the "difficulties" the Company encountered in trying to institute new procedures with the licensor? In this regard, we refer you to the above comment 2 regarding the need to consider inclusion of a risk factor that addresses the material weakness and, if appropriate, the risk associated with implementation of corrective actions that are in the initial stages of implementation. We may have further comments.

            Response

            In connection with the audit of the Company's financial statements for the year ended October 31, 2004, Marcum & Kliegman first raised the issue in connection with the royalty reporting. Specifically, it raised its concern at the audit committee meeting held in January 2005. However, management did not believe it was necessary to disclose the existence of a material weakness in the 10-KSB for the year ended October 2004 due to the insignificance of the amount of royalties involved. When Marcum & Kliegman raised this issue, it advised management to contact the Company's attorney to discuss its contractual rights under the royalty agreement and arrange for the receipt of the royalty reports from the third party to coincide with the Company's fiscal reporting periods.

            In February 2005, the Company contacted its attorney and the third party in an effort to have the royalty reports provided based on the Company fiscal periods. The third party has agreed to provide such reports on a monthly basis and has done so for the quarter ended April 30, 2005.

            The Company experienced difficulty with the third party in so far that the third party, which is not a public Company, did not fully understand the Company's urgent need for this data and the complexities of its reporting requirements. In addition, the royalty agreement provided that such reports would be provided on a calendar year basis. Accordingly, management and the Company's attorney explained the reasons as to why it urgently needed this data, which ultimately led them to agree to this request.

            We have revised the disclosure in the amended 10-QSB to reflect the facts discussed herein, and, as noted above in response to comment 2, we have added a risk factor in the amended Form SB-2 discussing the material weakness.

      5. We note that in your response to prior comment 6 (d), you state that management does not yet have all the information needed to enable it to quantify the impact of the material weakness during its "other reporting periods". Which reporting periods are you referring to? In the preceding paragraph (c) of the response, the reporting period referenced was the fiscal year ended October 31, 2004. On a supplemental basis, please inform us of what the "other reporting periods" are for which you have not yet obtained information from the third party provider to discern the impact of the material weaknesses. Further, please inform us of when you expect to receive such information. We may have further comments.

            Response

            Management does not have the royalty reports that it needs to quantify the impact of the timing difference for the quarters ended April 30, 2004 and July 31, 2004. However, the Company is in possession of the royalty data for the fiscal year ended October 31, 2004 (which it received subsequent to its reporting year) and was able to determine that the variance between the royalty revenue it reported and its actual royalties were insignificant to its results of operations and had no effect on its reported loss per share.

            The Company is attempting to obtain the historical royalty data for April 30, 2004 and July 31, 2004. If in the event it is able to obtain such information, it will amend the quarterly filings for April 30, 2004 and July 31, 2004 if such variances are significant, however; management does not believe that an amendment will be required.

      6. Please revise the disclosure to state explicitly, whether there were any, not just "significant", changes to internal control over financial reporting during the quarter ended January 31, 2005. See Release 33-8238 at Part II.F.3 for further guidance.

            Response

            We have revised to state that there were no changes to internal control over financial reporting during the quarter ended January 31, 2005 except that the third party that provides our royalty reports has agreed to provide such information on a monthly basis.

                                       ***

            Should you have any further questions, please do not hesitate to contact the undersigned at 212-398-1494

                                                     Sincerely,

                                                     /s/ Stephen Fleming
                                                     -------------------
                                                     Stephen Fleming